Exhibit 12.1

Meritage Homes Corporation

Calculation of Ratio of Earnings to Total Fixed Charges

(Dollars in thousands)

	Six Months Ended June 30, 2017	Year Ended December 31,
		2016	2015	2014	2013	2012
Income from continuing operations before income taxes and minority interest	$99,974	218,060	189,464	208,417	177,672	28,854
Loss/(Income) from equity method investees	(7,127)	(19,042)	(12,759)	(10,422)	(12,805)	(10,233)

	$92,847	199,018	176,705	197,995	164,867	18,621
Add/(deduct):
+ Fixed Charges	$38,695	72,952	69,753	60,541	53,285	47,968
+ Amortization of Capitalized Interest	30,599	58,182	44,435	32,143	24,668	15,101
+ Distributed income of equity method investees	7,962	16,959	12,650	11,613	13,013	9,648
- Interest capitalized	(34,730)	(65,178)	(51,577)	(53,211)	(36,060)	(21,891)

Earnings available for fixed charges	$135,373	281,933	251,966	249,081	219,773	69,447

Fixed Charges:
Interest and other financial charges expensed and capitalized	$37,175	70,348	67,542	58,374	51,152	46,135
Interest factor attributed to rentals (a)	1,520	2,604	2,211	2,167	2,133	1,833

Fixed Charges	$38,695	72,952	69,753	60,541	53,285	47,968
Ratio of earnings to fixed charges (b)	3.5x	3.9x	3.6x	4.1x	4.1x	1.4x

(a)	The interest factor attributable to rentals consists of one-third of rental charges, which is deemed by the Company to be representative of the interest factor inherent in rent.
(b)	There was no outstanding preferred stock during the periods presented; therefore, the ratio of earnings to fixed charges and earnings to combined fixed charges and preferred stock dividends were the same.

Pro Forma Calculation of Ratio of Earnings to Total Fixed Charges

(Dollars in thousands)

	Six Months Ended June 30, 2017	Year Ended December 31, 2016

Income from continuing operations before income taxes and minority interest	$94,590	204,089
Loss/(Income) from equity method investees	(7,127)	(19,042)

	$87,463	185,047
Add/(deduct):
+ Fixed Charges	$43,515	86,870
+ Amortization of Capitalized Interest	30,599	58,182
+ Distributed income of equity method investees	7,962	16,959
- Interest capitalized	(39,550)	(79,094)

Earnings available for fixed charges	$130,189	$267,964

Fixed Charges:
Interest and other financial charges expensed and capitalized	$41,995	84,266
Interest factor attributed to rentals (a)	1,520	2,604

Fixed Charges	$43,515	86,870

Ratio of earnings to fixed charges (b)	3.0x	3.1x

(a)	The interest factor attributable to rentals consists of one-third of rental charges, which is deemed by the Company to be representative of the interest factor inherent in rent.
(b)	There was no outstanding preferred stock during the periods presented; therefore, the ratio of earnings to fixed charges and earnings to combined fixed charges and preferred stock dividends were the same.